UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
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                                                            SEC FILE NUMBER
                                                              000-51483
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                                                            CUSIP NUMBER
                                                              89784N104

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                       NOTIFICATION OF LATE FILING

     (CHECK ONE): |X|Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
                  |_| Form N-SAR


                 For Period Ended:  DECEMBER 31, 2007
                                    -----------------

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

True Religion Apparel, Inc.
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Full Name of Registrant

Former Name if Applicable
2263 East Vernon Avenue
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Address of Principal Executive Office (Street and Number)

Vernon, California 90058
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

                     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without
                          unreasonable effort or expense;
                     (b)  The subject annual report, semi-annual report,
           [  ]           transition report on Form 10-K, Form 20-F, 11-K or
                          Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                     (c)  The accountant's statement or other exhibit required
                          by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

     True Religion Apparel, Inc. (the "Company") has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by March 17, 2008.

     The Company announced on November 7, 2007 that it would need to restate its previously issued consolidated financial statements for the fiscal years ended December 31, 2005 and 2006, including the quarters therein, and the quarters ended March 31, 2007 and June 30, 2007 due to certain accounting errors. At that time, the Company also announced that it would voluntarily review the accounting for its historical equity granting practices.

     On January 9, 2008, the Company participated in a hearing before the Nasdaq Listing Qualifications Panel and requested an extension to March 17, 2008 to file its Current Report on Form 10-Q for the fiscal quarter ended September 30, 2007, along with the restated financial reports.

     In February 2008, the Nasdaq Listing Qualifications Panel granted the Company's requested extension. The Company's review of its historical equity granting practices was completed in the timeframe outlined to the Nasdaq Listing Qualifications Panel and the Company's independent auditors are auditing the findings of that review and the adjustments made by management to correct the errors in the Company's previously issued financial reports. The auditors have not completed their procedures, and the Company was unable to file its Form 10-K for the year ended December 31, 2007 by the required filing date of March 17, 2008, and was unable to file its September 30, 2007 10-Q and its restated 2006 Form 10-K and 2007 Form 10-Qs by the extended NASDAQ deadline of March 17, 2008.

     Based on a timeline outlined by the Company's independent auditors for the completion of their audit procedures, the Company currently anticipates that its 2007 Form 10-K, its September 30, 2007 Form 10-Q and its restated financial reports will be filed on or before April 30, 2008. The Company has requested an extension to file these reports to that date from the Nasdaq Listing Qualifications Panel.


PART IV - OTHER INFORMATION

(1)      NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
         NOTIFICATION

         PETER F. COLLINS              (323)                 266-3072
         ------------------------      ---------------       -------------------
         (Name)                        (Area Code)           (Telephone Number)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                                               [ ] Yes [X] No

     Quarterly Report on Form 10-Q for the quarter ended September 30, 2007

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                                               [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Company expects to report net sales of approximately $173.0 million for the year ended December 31, 2007, which represents an increase of 24.4% over net sales of $139.0 million for the year ended December 31, 2006.


                          True Religion Apparel, Inc.
                          ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: MARCH 18, 2008                    By:    /s/ Peter F. Collins
      --------------                         -----------------------------------
                                        Name:    Peter F. Collins
                                        Title:   Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).